Exhibit 99.1

IM Cannabis Provides Corporate Updates

TORONTO and GLIL YAM, Israel, April 11, 2025/CNW/ -- IM Cannabis Corp. (CSE: IMCC) (NASDAQ: IMCC) (the “Company”, “IM Cannabis”, or “IMC”), a leading medical cannabis company with operations in Israel and Germany, today announced the following corproate updates.

Nasdaq Notification Letter

The Company has received a written notification (the “Notification Letter”) from the Nasdaq Stock Market LLC (“Nasdaq”) dated April 9, 2025, notifying the Company that it is no longer in compliance with Nasdaq Listing Rule 5550(b)(1).

Nasdaq Listing Rule 5550(b)(1) (the “Listing Rule”) requires companies listed on the Nasdaq Capital Market to maintain a minimum of US$2.5 million in stockholders’ equity for continued listing. In the Company’s Form 20-F for the period ended December 31, 2024, dated March 31, 2025, the Company reported stockholders’ equity of US$ $2,184,7221. As of April 8, 2025, Nasdaq has also determined that the Company does not meet the alternative requirements relating to market value of listed securities or net income from continuing operations and, therefore, no longer complies with the Listing Rule.

The Notification Letter has no immediate effect on the Company’s listing on the Nasdaq Capital Market at this time, subject to the Company’s compliance with other Nasdaq listing requirements. In accordance with Nasdaq Listing Rule 5810(c)(2)(A), the Company has been provided 45 calendar days, or until May 26, 2025, to submit a plan to regain compliance. If such compliance plan is accepted by Nasdaq, the Company may be granted an extension of up to 180 calendar days from the date of the Notification Letter to evidence compliance.

The Company’s business operations are not affected by the receipt of the Notification Letter. The Company is looking into various options available to regain compliance and maintain its continued listing on the Nasdaq Capital Market. The Company intends to submit the compliance plan as soon as practicable. Although the Company will use all reasonable efforts to achieve compliance, there can be no assurance that the Company will be able to regain compliance pursuant to the Notification letter, or that the Company will otherwise be in compliance with other Nasdaq listing criteria.

The Notification Letter has no immediate impact on the listing of the Company’s common shares, which will continue to be listed and traded on The Nasdaq Capital Market during this period, subject to the Company’s compliance with other listing standards.

Purchase of remaining 26% of Focus Medical Herbs Ltd.

Through a series of transactions, the Company, through I.M.C. Holdings Ltd. (“IMC Holdings”), a wholly owned subsidiary of the Company, acquired a 74% interest in Focus Medical Herbs Ltd. (“Focus”). The Company intends to acquire from Ewave Group Ltd.’s (“Ewave”) the remaining 26% interest in Focus (the “Focus Transaction”). Ewave is a privately-held entity jointly owned by Messrs. Shuster and Gabay, related parties to the Company.

The Board commissioned an arm’s length independent third-party to prepare a report to determine the purchase price of the remaining 26% interest in Focus. They determined the purchase price to be NIS 818,740 (the “Focus Purchase Price”). The Company, IMC Holdings and Ewave have agreed that to preserve the Company’s cash, they intend to settle the Focus Purchase Price through the issuance of common shares in the capital of the Company (“Common Shares”) calculated on the basis of a deemed price per Common Share equal to the greater of: (x) the ten-day volume weighted average price of the Common Shares on the Canadian Securities Exchange (the “CSE”) ending on the date the Company receives disinterested shareholders’ approval to complete the Focus Transaction; and (y) the discounted market price pursuant to the policies of the CSE.

The Company plans to seek approval to complete the Focus Transaction from disinterested shareholders at its upcoming annual general and special meeting schedule for May 23, 2025 (the “Meeting”).

1 The Company reported stockholders’ equity of $3,146,000 in Canadian Dollars. On December 31, 2024, the indicative rate of exchange for the United States dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was US$1.00 = C$1.44 and accordingly, the Company’s stockholders’ equity in US Dollars was $ $2,184,722.

Background of the Focus Transaction

On February 3, 2010, Focus, a private company operating in the State of Israel, was incorporated to engage in the cultivation and production of medical cannabis in compliance with a license issued by the Israeli Medical Cannabis Agency (“IMCA”). These operations continued until June 2022 when Focus ceased its cultivation and production activities related to medical cannabis and transitioned exclusively to the importation activities.

Originally, Focus was owned by Messrs. Shuster and Gabay, who collectively held 74% of Focus’ share capital, and by Tal Tregerman, an agriculturist, who held the remaining 26%.

On November 29, 2017, Ewave and Mr. Tregerman entered into a loan agreement (the “Focus Loan Agreement”) pursuant to which Mr. Tregerman received a loan in the amount of NIS 525,000 from Ewave for a period of 12.5 years at an annual interest rate of 6%. Pursuant to the terms and conditions of the Focus Loan Agreement, Ewave was provided the option to acquire Mr. Tregerman 26% share interest in Focus in settlement of the outstanding loan amount.

On March 18, 2018, Messrs. Shuster and Gabay sold their combined holdings, representing 74% of Focus’ share capital, to IMC Holdings for a total consideration of NIS 2,960,000 at a price of per share of NIS 822.22.

Due to regulatory constraints, on April 2, 2019, an agreement was reached between IMC Holdings and Messrs. Shuster and Gabay, pursuant to which IMC Holdings sold its shares in Focus back to Messrs. Shuster and Gabay for a total consideration of NIS 2,756,000. Simultaneously, the parties signed an option agreement pursuant to which Messrs. Shuster and Gabay granted IMC Holdings the right to purchase (the “Focus Option”) 3,600 ordinary shares of Focus (each, a “Focus Share”), representing their combined 74% ownership interest in Focus, at a price of NIS 765.67 per Focus Share until April 2, 2029, subject to IMCA approval.

On November 30, 2023, IMC Holdings requested approval from IMCA to exercise the Focus Option and on February 26, 2024, IMCA approved IMC Holdings’ acquisition of the Focus Shares.

On February 26, 2024, Ewave exercised its option under the Focus Loan Agreement to acquire Mr. Tregerman 26% share interest in Focus in settlement of the outstanding loan amount.

The Focus Transaction constitutes a “related party transaction”, as such term is defined in Multilateral Instrument 61-101 – Protection of Minority Shareholders in Special Transactions (“MI 61-101”), due to the involvement of Ewave, a privately-held entity jointly owned by Messrs. Shuster and Gabay, related parties to the Company, and as such requires the Company to receive minority Shareholder approval for, and obtain a formal valuation for the subject matter of, the transaction in accordance with MI 61-101, prior to the completion of such transaction, unless the Company is able to rely on exemptions from the formal valuation and minority Shareholder approval requirements of MI 61-101.

Notwithstanding the fact that the Focus Transaction is exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 pursuant to sections 5.5(a) and 5.7(1)(a) of MI 61-101, as neither the fair market value of the subject matter of the transaction, nor the consideration payable under the transaction, exceeds 25% of the Company’s market capitalization insofar as it involves interested parties, the Board commissioned an arm’s length third-party to prepare a report to determine the Focus Purchase Price and the Company is seeking disinterested shareholders’ approval of the Focus Transaction at the upcoming Meeting as a means of good governance.

About IM Cannabis Corp.

IMC (Nasdaq: IMCC) (CSE: IMCC) is an international cannabis company that provides premium cannabis products to medical patients in Israel and Germany, two of the largest medical cannabis markets. The Company leverages a transnational ecosystem powered by a unique data-driven approach and a globally sourced product supply chain. With an unwavering commitment to responsible growth and compliance with the strictest regulatory environments, the Company strives to amplify its commercial and brand power to become a global high-quality cannabis player.

The IMC ecosystem operates in Israel through its subsidiaries, which imports and distributes cannabis to medical patients, leveraging years of proprietary data and patient insights. The Company also operates medical cannabis retail pharmacies, online platforms, distribution centers, and logistical hubs in Israel that enable the safe delivery and quality control of IMC products throughout the entire value chain. In Germany, the IMC ecosystem operates through Adjupharm GmbH, where it distributes cannabis to pharmacies for medical cannabis patients.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking information or forward-looking statements under applicable Canadian and United States securities laws (collectively, “forward-looking statements”). All information that addresses activities or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect”, “likely” and “intend” and statements that an event or result “may”, “will”, “should”, “could” or “might” occur or be achieved and other similar expressions. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements relating to compliance with Nasdaq’s continued listing requirements, and timing and effect thereof; statements relating to the Company’s intention to submit a compliance plan in response to the Notification Letter; the Company using all reasonable efforts to achieve compliance with Nasdaq’s continued listing requirements; the Company’s plan to seek approval to complete the Focus Transaction from disinterested shareholders at its upcoming Meeting; and the Company’s plan to complete the Focus Transaction.

Forward-looking statements are based on assumptions that may prove to be incorrect, including but not limited to: the Company’s ability to regain compliance with Nasdaq’s continued listing requirements, and timing and effect thereof; the Company’s ability to submit a compliance plan in response to the Notification Letter; the Company will be able to use all reasonable efforts to achieve compliance with Nasdaq’s continued listing requirements; the Company’s seeking approval to complete the Focus Transaction from disinterested shareholders at its upcoming Meeting; and the Company completing the Focus Transaction.

The above lists of forward-looking statements and assumptions are not exhaustive. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated or implied by such forward-looking statements due to a number of factors and risks. These include: the failure of the Company to comply with applicable regulatory requirements in a highly regulated industry; unexpected changes in governmental policies and regulations in the jurisdictions in which the Company operates; the Company’s inability to continue to meet the listing requirements of the CSE and the Nasdaq Capital Market; any unexpected failure to maintain in good standing or renew its licenses; the ability of the Company and Focus (collectively, the “Group”) to deliver on their sales commitments or growth objectives; the reliance of the Group on third-party supply agreements to provide sufficient quantities of medical cannabis to fulfil the Group’s obligations;the Group’s possible exposure to liability, the perceived level of risk related thereto, and the anticipated results of any litigation or other similar disputes or legal proceedings involving the Group; the impact of increasing competition; any lack of merger and acquisition opportunities; adverse market conditions; the inherent uncertainty of production quantities, qualities and cost estimates and the potential for unexpected costs and expenses; risks of product liability and other safety-related liability from the usage of the Group’s cannabis products; supply chain constraints; reliance on key personnel; the risk of defaulting on existing debt; risks surrounding war, conflict and civil unrest in Eastern Europe and the Middle East, including the impact of the Israel-Hamas war on the Company, its operations and the medical cannabis industry in Israel; risks associated with the Company focusing on the Israel and Germany markets; the Company’s inability to realize upon the stated efficiencies and synergies of the Company as a global organization with domestic expertise in Israel and Germany; the Company’s inability to realize upon its retail presence, distribution capabilities and data-driven insights; the Company not regaining compliance on the Nasdaq; the Company not submitting a compliance plan in response to the Notification Letter; the Company not using its best efforts to regain compliance with the Nasdaq listing rules; the Company not seeking approval to complete the Focus Transaction from disinterested shareholders at its upcoming Meeting; the Company not completing the Focus Transactions; and the risks, uncertainties and factors set out under the heading “Risk Factors” in the Company’s annual report on Form 20-F dated March 31, 2025, which is available on the Company’s issuer profile on SEDAR+ at www.sedarplus.ca and Edgar at www.sec.gov/edgar. Any forward-looking statement included in this press release is made as of the date of this press release and is based on the beliefs, estimates, expectations and opinions of management on the date such forward-looking information is made. The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Company Contact:
Oren Shuster, CEO
IM Cannabis Corp.
+972-77-3603504
info@imcannabis.com